

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2013

Via E-mail
Benjamin G. Wolff
Chief Executive Officer and President
Pendrell Corporation
2300 Carillon Point
Kirkland, WA 98033

      Re: Pendrell Corporation
                Form 10-K for the fiscal year ended December 31, 2012
                Filed March 8, 2013
                File No. 001-33008

Dear Mr. Wolff:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Rights of minority shareholder may limit future value, page 8

1.   Please identify and describe, with a view toward future disclosure, the provisions in the governing documents for ContentGuard that you reference on page 8 that require unanimous consent of ContentGuard's shareholders and may limit your ability to capitalize on business opportunities. Also, tell us what consideration you have given to filing the governing documents for ContentGuard as exhibits to your filing.

Benjamin G. Wolff
Pendrell Corporation
December 11, 2013
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

2.   Please tell us what consideration you have given to disclosing the duration of the patents that you hold and the percentage of the patents from which you generate revenue. Given the significance of the patents to your business operations and the likely impact of any expiration of those patents, it appears that your ability to continue deriving licensing revenues from your patents is a known, material uncertainty that is required to be disclosed by Items 303(a)(3) and 101(c)(1)(iv) of Regulation S-K. To the extent that you derive revenues from a limited number of patents or a limited number of licensees as your risk factor on page 5 suggests, you should include a discussion of your reliance on these licensees and/or patents.

Results of Operations, page 19

3.   Please tell us what consideration you have given to discussing the source of your revenue from your IP business which you entered into in June 2011. In this regard, it is unclear how much revenue and how much of the revenue increase in fiscal year 2012 was attributable to the company's IP licensing activities compared to the IP consulting services.

Notes to Consolidated Financial Statements

Note 4. Asset Acquisitions and Divestitures, page 37

4.   We note that you have divested your satellite business. Explain what consideration you gave to presenting the divested business as discontinued operations in your financial statements. Provide us with your full evaluation of whether the conditions in ASC 205-20-45-1 were met for the disposed component.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Benjamin G. Wolff
Pendrell Corporation
December 11, 2013
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief